UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vringo, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92911N104

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)

b.	☒ Rule 13d-1(c)

c.	☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92911N104

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Iroquois Capital Management L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 880,012 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 880,012 (see Item 4)
(9)	Aggregate amount beneficially owned by each reporting person 880,012 (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 8.8% (see Item 4)
(12)	Type of reporting person (see instructions) OO

CUSIP No. 92911N104

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Joshua Silverman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 880,012 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 880,012 (see Item 4)
(9)	Aggregate amount beneficially owned by each reporting person 880,012 (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 8.8% (see Item 4)
(12)	Type of reporting person (see instructions) IN; HC

CUSIP No. 92911N104

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Richard Abbe
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 4,791 (see Item 4)
(6) Shared voting power 880,012 (see Item 4)
(7) Sole dispositive power 4,791 (see Item 4)
(8) Shared dispositive power 880,012 (see Item 4)
(9)	Aggregate amount beneficially owned by each reporting person 884,803 (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 8.9% (see Item 4)
(12)	Type of reporting person (see instructions) IN; HC

This Amendment No. 1 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 5, 2011 (the “Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 4. Ownership.

(a) and (b):

(i) As of the close of business on December 31, 2011, each of Iroquois and Mr. Silverman may be deemed to have beneficial ownership of 880,012 shares of Common Stock, and all such shares of Common Stock represent beneficial ownership of approximately 8.8% of the Common Stock, based on 9,953,850 shares of Common Stock issued and outstanding on December 20, 2011 as disclosed in the Form S-3 Registration Statement filed by the Issuer on December 22, 2011. The foregoing excludes 478,274 shares of Common Stock in the aggregate issuable upon exercise of the Master Fund Warrants because each Master Fund Warrant contains a blocker provision under which the holder thereof does not have the right to exercise such Master Fund Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, each of Iroquois and Mr. Silverman may be deemed to have beneficial ownership of 1,358,286 shares of Common Stock.

(ii) As of the close of business on December 31, 2011, Mr. Abbe may be deemed to have beneficial ownership of 884,803 shares of Common Stock, and all such shares of Common Stock represent beneficial ownership of approximately 8.9% of the Common Stock, based on 9,953,850 shares of Common Stock issued and outstanding on December 20, 2011 as disclosed in the Form S-3 Registration Statement filed by the Issuer on December 22, 2011. The foregoing excludes 478,274 shares of Common Stock in the aggregate issuable upon exercise of the Master Fund Warrants because each Master Fund Warrant contains a blocker provision under which the holder thereof does not have the right to exercise such Master Fund Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, Mr. Abbe may be deemed to have beneficial ownership of 1,363,077 shares of Common Stock.

(c)(i) Number of shares as to which each of Iroquois and Mr. Silverman has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote 880,012.

(iii) Sole power to dispose or to direct the disposition of 0.

(iv) Shared power to dispose or to direct the disposition of 880,012.

  (ii) Number of shares as to which Mr. Abbe has:

(i) Sole power to vote or to direct the vote: 4,791.

(ii) Shared power to vote or to direct the vote 880,012.

(iii) Sole power to dispose or to direct the disposition of 4,791.

(iv) Shared power to dispose or to direct the disposition of 880,012.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe